

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Ivan Hsia
Chief Financial Officer
Asia Pacific Wire & Cable Corporation Limited
15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China

> **Re: Asia Pacific Wire & Cable Corporation Limited**
> **Form 20-F for the Year Ended December 31, 2023**
> **Filed April 29, 2024**
> **File No. 001-14542**

Dear Ivan Hsia:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing